UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

42326R109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42326R109

1.	Names of Reporting Persons Highland Capital Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,870,118

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,870,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,870,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Highland Capital Partners VI-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 1,025,034

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 1,025,034

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,034

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Highland Entrepreneurs’ Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 92,619

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 92,619

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,619

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons HEF VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 92,619

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 92,619

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,619

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Highland Management Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,895,152

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,895,152

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,152

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 42326R109

1.	Names of Reporting Persons Highland Management Partners VI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 42326R109

1.	Names of Reporting Persons Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

1.	Names of Reporting Persons Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

1.	Names of Reporting Persons Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

1.	Names of Reporting Persons Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

1.	Names of Reporting Persons Fergal J. Mullen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

1.	Names of Reporting Persons Corey M. Mulloy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 2,987,771

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 2,987,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,987,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42326R109

NOTE:  This Statement on Schedule 13G is being filed on behalf of: (i) Highland Capital Partners VI Limited Partnership, a Delaware limited partnership (“Highland Capital VI”); (ii) Highland Capital Partners VI-B Limited Partnership, a Delaware limited partnership (“Highland Capital VI-B”); (iii) Highland Entrepreneurs’ Fund VI Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”); (iv) HEF VI Limited Partnership, a Delaware limited partnership and general partner of Highland Entrepreneurs’ Fund (“HEF VI”); (v) Highland Management Partners VI Limited Partnership, a Delaware limited partnership and general partner of Highland Capital VI and Highland Capital VI-B (“HMP VI”); (vi) Highland Management Partners VI, Inc., a Delaware corporation (“Highland Management”) and general partner of both HEF VI and HMP VI; (vii) Robert F. Higgins (“Mr. Higgins”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (viii) Paul A. Maeder (“Mr. Maeder”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (ix) Daniel J. Nova (“Mr. Nova”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (x) Sean M. Dalton (“Mr. Dalton”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; (xi) Fergal J. Mullen (“Mr. Mullen”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; and (xii) Corey M. Mulloy (“Mr. Mulloy” and together with Mr. Higgins, Mr. Maeder, Mr. Nova, Mr. Dalton, and Mr. Mullen, the “Managing Directors”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI.  Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities.  The Managing Directors of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

CUSIP No. 42326R109

Item 1.
(a)	Name of Issuer Helicos BioSciences Corporation
(b)	Address of Issuer’s Principal Executive Offices One Kendall Square, Building 700 Cambridge, MA 02139

Item 2.
(a)

Name of Person Filing
The reporting persons are:

Highland Capital Partners VI Limited Partnership (“Highland Capital VI”);

Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”);

Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund”);

HEF VI Limited Partnership (“HEF VI”);

Highland Management Partners VI Limited Partnership (“HMP VI”);

Highland Management Partners VI, Inc. (“Highland Management”);

Robert F. Higgins (“Mr. Higgins”);

Paul A. Maeder (“Mr. Maeder”);

Daniel J. Nova (“Mr. Nova”);

Sean M. Dalton (“Mr. Dalton”);

Fergal J. Mullen (“Mr. Mullen”); and

Corey M. Mulloy (“Mr. Mulloy”).

(b)	Address of Principal Business Office or, if none, Residence The address of each of the reporting persons is: c/o Highland Capital Partners LLC 92 Hayden Avenue Lexington, Massachusetts 02421
(c)	Citizenship
	Highland Capital VI	Delaware
	Highland Capital VI-B	Delaware
	Highland Entrepreneurs’ Fund	Delaware
	HEF VI	Delaware
	HMP VI	Delaware
	Highland Management	Delaware
	Mr. Higgins	United States
	Mr. Maeder	United States
	Mr. Nova	United States
	Mr. Dalton	United States
	Mr. Mullen	United States
	Mr. Mulloy	United States

CUSIP No. 42326R109

	(d)	Title of Class of Securities This Schedule 13G report related to the Common Stock, par value $0.001 per share (the “Common Stock”), of Helicos BioSciences Corporation.
	(e)	CUSIP Number 42326R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 42326R109

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: As of December 31, 2007 each of the following is the owner of record of the number of shares of Common Stock set forth next to his or its name:

Highland Capital VI	1,870,118
Highland Capital VI-B	1,025,034
Highland Entrepreneurs’ Fund	92,619
HEF VI	0
HMP VI	0
Highland Management	0
Mr. Higgins	0
Mr. Maeder	0
Mr. Nova	0
Mr. Dalton	0
Mr. Mullen	0
Mr. Mulloy	0

Highland Capital VI is the record owner of and beneficially owns 1,870,118 shares (the “HCVI Shares”) of Common Stock.  Highland Capital VI has the power to vote or direct the disposition of all of the HCVI Shares.  Such power is exercised through Highland Management as the sole general partner of HMP VI as the sole general partner of Highland Capital VI.

Highland Capital VI-B is the record owner of and beneficially owns 1,025,034 shares (the “HCVI-B Shares” and together with the HCVI Shares, the “HC Shares”) of Common Stock.  Highland Capital VI-B has the power to vote or direct the disposition of all of the HCVI-B Shares.  Such power is exercised through Highland Management as the sole general partner of HMP VI as the sole general partner of Highland Capital VI-B.

Highland Entrepreneurs’ Fund is the record owner of and beneficially owns 92,619 shares (the “HEF Shares” and together with the HC Shares, the “Shares”) of Common Stock.  Highland Entrepreneurs’ Fund has the power to vote or direct the disposition of all of the HEF Shares.  Such power is exercised through Highland Management as the sole general partner of HEF VI as the sole general partner of Highland Entrepreneurs’ Fund.

HMP VI, as the general partner of Highland Capital VI and Highland Capital VI-B, may be deemed to own the HC Shares beneficially and HEF VI, as the general partner of Highland Entrepreneurs’ Fund, may be deemed to own the HEF Shares beneficially.  Each of HMP VI and HEF VI disclaims beneficial

CUSIP No. 42326R109

ownership of the shares held by the Highland Investing Entities, except to the extent of each such entity’s pecuniary interest therein. Highland Management, as the general partner of HMP VI and HEF VI, may be deemed to own the Shares beneficially.  The Managing Directors have the power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the Shares by virtue of their status as controlling persons of Highland Management.  Highland Management and each of the Managing Directors disclaims beneficial ownership of the Shares, except to the extent of each such entity’s pecuniary interest therein.

(b)	Percent of class:

Highland Capital VI	8.9%
Highland Capital VI-B	4.9%
Highland Entrepreneurs’ Fund	0.4%
HEF VI	0.4%
HMP VI	13.8%
Highland Management	14.2%
Mr. Higgins	14.2%
Mr. Maeder	14.2%
Mr. Nova	14.2%
Mr. Dalton	14.2%
Mr. Mullen	14.2%
Mr. Mulloy	14.2%

(c)	Number of shares as to which the person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Highland Capital VI	0	1,870,118	0	1,870,118
Highland Capital VI-B	0	1,025,034	0	1,025,034
Highland Entrepreneurs’ Fund	0	92,619	0	92,619
HEF VI	0	92,619	0	92,619
HMP VI	0	2,895,152	0	2,895,152
Highland Management	0	2,987,771	0	2,987,771
Mr. Higgins	0	2,987,771	0	2,987,771
Mr. Maeder	0	2,987,771	0	2,987,771
Mr. Nova	0	2,987,771	0	2,987,771
Mr. Dalton	0	2,987,771	0	2,987,771
Mr. Mullen	0	2,987,771	0	2,987,771
Mr. Mulloy	0	2,987,771	0	2,987,771

CUSIP No. 42326R109

Each of Highland Capital VI, Highland Capital VI-B, Highland Entrepreneurs’ Fund, HEF VI, HMP VI, Highland Management and the Managing Directors expressly disclaims beneficial ownership of any shares of the Common Stock of Helicos BioSciences Corporation, except any shares except to the extent of his or its pecuniary interest therein and any shares held directly of record.

(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 42326R109

Item 10.	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2008.

HIGHLAND CAPITAL PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By:	HEF VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

HEF VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

CUSIP No. 42326R109

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Robert F. Higgins
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI, INC.

By:	/s/ Robert F. Higgins
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy

CUSIP No. 42326R109

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Helicos BioSciences Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of  this 13th day of February, 2008.

HIGHLAND CAPITAL PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By:	HEF VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Robert F. Higgins
Managing Director

CUSIP No. 42326R109

HEF VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Robert F. Higgins
Managing Director
HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Robert F. Higgins
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI, INC.

By:	/s/ Robert F. Higgins
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy